Exhibit 99.(a)(1)(V)

Re: URGENT, PLEASE READ BEFORE EXERCISING SYNOPSYS STOCK OPTIONS

Dear Eligible Optionee:

As you know, Synopsys has launched a tender offer intended to remedy adverse tax consequences associated with certain discounted stock options held by you. Under this program, Eligible Optionees may elect to amend these options in order to eliminate the discount, which we believe enables Eligible Optionees to avoid adverse taxation under Section 409A of the Internal Revenue Code.

This email is to remind you that, as disclosed in the tender offer materials, even if you have already elected to amend your Eligible Options, any exercise of an Eligible Option prior to the expiration of the tender offer and amendment of the Eligible Option will result in the adverse tax consequences of Section 409A. These adverse tax consequences include an additional tax of up to 40% on your option gain.

Synopsys has agreed to pay this tax on behalf of Eligible Optionees for exercises through February 5, 2007. However, Synopsys will not reimburse employees for Section 409A taxes for any stock option exercise after February 5, 2007.

Even if you have elected to amend your Eligible Options in the tender offer, you will still incur the Section 409A taxes if you exercise before expiration of the tender offer and the date the amended options become eligible to be exercised through E*Trade. Synopsys will not reimburse you for these taxes. You will need to wait until after the close of the tender offer (currently, May 3, 2007), to exercise Eligible Options without incurring the additional tax liability. Due to the complexity of amending just the Eligible Portions of your Eligible Options in our stock database, your Amended Options may not be available for exercise for up to twenty (20) business days following the Expiration Time, as disclosed in the tender offer materials.

You can find a list of your Eligible Options on the Mellon website which is accessible using the instructions and PIN sent to you from optionsamendment@synopsys.com.

Please do not reply to this automated e-mail message. If you have a question, please call Mellon at the number listed below. Mellon can also send you your password needed to access the Mellon website.

Customer Service Representatives are available Monday through Friday

From 9:00 a.m. to 7:00 p.m., Eastern Time

1-866-210-7111 (calls placed within the United States)

1-201-680-6811 (calls placed from international locations)

Due to SEC regulations, we are unable to provide additional information beyond that which is filed with the SEC and available on Mellon’s website.